Exhibit 99.1

Gaotu Techedu Announces Changes in Board and Committee Composition

Beijing, April 22, 2025 - Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced that Mr. Ming Liao has tendered his resignation as an independent director of the Company for personal reasons, effective on April 22, 2025. Mr. Ming Liao also stepped down as a member of the audit committee and the compensation committee, and the chair of nominating and corporate governance committee on the same date. The resignation of Mr. Ming Liao does not result from any dispute or disagreement with the Company.

The Company further announced the appointment of Mr. Hao Sun as a new independent director, a member of the audit committee and the compensation committee, and the chair of nominating and corporate governance committee of the Board, effective on April 22, 2025. The Board has determined that Mr. Hao Sun satisfies the independence requirements under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 of the Exchange Act.

Mr. Hao Sun has been a Tenured Associate Professor in the Gaoling School of Artificial Intelligence at Renmin University of China since September 2021. Previously, Mr. Sun held Tenure-Track Assistant Professor positions at the Northeastern University, Boston from 2018 to 2021, and at the University of Pittsburgh from 2017 to 2018. Mr. Sun received his bachelor’s degree in civil engineering from Hohai University in 2010, his master’s and Ph.D. degrees in engineering mechanics from Columbia University in 2011 and 2014, respectively, and completed his postdoctoral training at MIT during 2014 to 2017. Mr. Sun’s research focuses on interdisciplinary AI with applications spanning science, engineering, and education. Mr. Sun has authored 80 peer-reviewed publications in top-tier journals such as Nature Machine Intelligence and Nature Communications, as well as leading AI conferences including ICLR, NeurIPS, and KDD. Mr. Sun has received multiple awards including Forbes “30 Under 30”: Science in 2018, MIT Technology Review Intelligent Computing Innovator Award of China in 2022, and AI100 Innovators: Young Pioneers in AI of China in 2025.

The Company extends its sincere gratitude for Mr. Ming Liao’s dedication and invaluable contributions and wishes him all the best in his future endeavors. At the same time, the Company is pleased to welcome Mr. Hao Sun to the Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational content & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Piacente Financial Communications

Brandi Piacente

Tel: +1 212 481-2050

Jenny Cai

Tel: +86 10 6508-0677

Email: Gaotu@tpg-ir.com